

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 23, 2018

Shannon L. Okinaka
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street
Suite G-350
Honolulu, HI 968819

Re: **Hawaiian Holdings, Inc.**
        Form 10-K for the Year Ended December 31, 2016
        Filed February 16, 2017
        File No. 001-31443

Dear Ms. Okinaka:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure